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ISSUER FREE WRITING PROSPECTUS
(SUPPLEMENTING PRELIMINARY PROSPECTUS ISSUED JANUARY 12, 2006)
FILED PURSUANT TO RULE 433
REGISTRATION STATEMENT NO. 333-129221

CHIPOTLE MEXICAN GRILL, INC.
CLASS A COMMON STOCK

        Chipotle Mexican Grill, Inc. is providing you with the following information in connection with its initial public offering.

        The anticipated initial public offering price range has increased from the range stated in our preliminary prospectus issued January 12, 2006. We anticipate that the initial public offering price will be between $18.00 and $20.00 per share. Based on an assumed initial public offering price of $19.00 (the midpoint of the range), we estimate that our net proceeds from our sale of 6,060,606 shares of class A common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be about $105.0 million. Our intended use of proceeds is not affected by the increase in the anticipated initial public offering price.

        Effective as of the offering, we anticipate granting options in respect of fiscal 2006 to certain of our employees under our 2006 Incentive Plan. The exercise price of these options will be equal to the initial public offering price of the shares offered in this offering. In that connection, we expect to grant Messrs. Ells, Moran, Hartung and Wilner options to purchase 75,000, 40,000, 24,000 and 20,000 shares, respectively. These options are in addition to the options for the same number of shares to be granted to these individuals, as disclosed on page 81 of our preliminary prospectus issued January 12, 2006. We also expect to grant our other employees options to purchase up to an aggregate of up to 500,000 shares under our 2006 Incentive Plan. All the options granted in connection with our initial public offering discussed in this paragraph are expected to have substantially the same general terms as the option grants discussed on page 81 of our preliminary prospectus issued January 12, 2006.

        To review a filed copy of our current registration statement, click on the following link: [http://www.sec.gov/Archives/edgar/data/1058090/000104746906000727/a2165551zs-1a.htm]

        THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 1-800-584-6837 (RETAIL INVESTORS) OR 1-866-718-1649 (INSTITUTIONAL INVESTORS).

        ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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CHIPOTLE MEXICAN GRILL, INC. CLASS A COMMON STOCK